SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4/A

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 1)

                       FRONTIER ADJUSTERS OF AMERICA, INC.
                                (Name of Issuer)

                       FRONTIER ADJUSTERS OF AMERICA, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   359050-10-1
                      (CUSIP Number of Class of Securities)

                                WILLIAM J. ROCKE
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                       FRONTIER ADJUSTERS OF AMERICA, INC.
                  45 EAST MONTEREY WAY, PHOENIX, ARIZONA 85011
                                 (602) 264-1061
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                             KAREN L. LIEPMANN, ESQ.
                              SARA R. ZISKIN, ESQ.
             O'CONNOR, CAVANAGH, ANDERSON, KILLINGSWORTH & BESHEARS,
                           A PROFESSIONAL ASSOCIATION
                       ONE EAST CAMELBACK ROAD, SUITE 1100
                             PHOENIX, ARIZONA 85012
                                 (602) 263-2400

                                  May 12, 1999
     (Date Tender Offer First Published, Sent, or Given to Security Holders)

                            CALCULATION OF FILING FEE
================================================================================
      TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $2,900,000                                            $580.00
--------------------------------------------------------------------------------
(1) Calculated as the aggregate estimated maximum purchase price to be paid for up to 1,000,000 shares to be purchased in the Tender Offer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $580.00                 Filing party: Frontier Adjusters
                                                              of America, Inc.

Form or registration no.: Schedule 13E-4        Date filed: May 17, 1999

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission by Frontier Adjusters of America, Inc., an Arizona corporation (the "Company"), on May 17, 1999 relating to the offer by the Company to purchase up to 1,000,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, par value $.01 per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

         This Amendment No. 1 reflects the results of the Offer, which expired at 9:00 p.m., Pacific time, on June 10, 1999.

         Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13E-4 and the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION

         Item 8(e) is hereby amended and supplemented to add the following:

         The Offer expired at 9:00 p.m., Pacific time, on June 10, 1999 (the "Expiration Time"), and will not be extended. As of the Expiration Time, 971,464(1) shares of Common Stock were validly tendered and not properly withdrawn. Pursuant to the Offer, the Company accepted for payment all 971,464 shares of Common Stock at a price of $2.90 per share.

         This Amendment No. 1 to the Schedule 13E-4 constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to
Schedule 13E-4.

(1) Includes 30,000 shares for which the Company has not received certificates and which the Company will accept for tender upon receipt of certificates.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         The following material is hereby filed as an additional exhibit to the Company's Issuer Tender Offer Statement on Schedule 13E-4:

9(a)(11) Form of Press Release issued by the Company, dated June 15, 1999.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        FRONTIER ADJUSTERS OF AMERICA, INC.


                                        By: /s/ William J. Rocke
                                            ------------------------------------
                                            William J. Rocke,
                                            Chairman of the Board and Chief
                                            Executive Officer

Dated: June 18, 1999